82-2 50

October 17, 2003

03 OCT 21 7:21

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on October 17, 2003, which includes the Company's business results for the six-month period ended August 31, 2003.

With best wishes,

Yours faithfully,

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

dlw 10/23

PRESS ANNOUNCEMENT (TRANSLATION)

October 17, 2003

The Daiei, Inc.

4-1-1, Minatojima Naka-machi,

Chuo-ku, Kobe 650-0046, Japan

(URL http://www.daiei.co.jp/)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Osaka, Tokyo and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- Interim dividends may be payable
- We adopt a single unit stock system ; 1 unit = 500 shares.
- Representative: Kunio Takagi President
- Inquiries relating to this announcement should be made to:

Hideaki Shiraishi

Department Manager

Accounting Settlement Department, Accounting Division

(Tel.) 03-3433-9535 Tokyo, Japan

The Daiei, Inc. has announced interim the non-consolidated and consolidated business results for the six months ended August 31,2003

Notes

As far as non-consolidated financial data are concerned, any fractional sums of less than one million yen are discarded.

- The financial statements of the six months ended August 31, 2003 were approved at the meeting of the Board of Directors held on October 17 , 2003.

1. Non-consolidated business results (from March 1,2003 to August 31,2003)

(1)Business results

	For the six months ended August 31, 2002	For the six months ended August 31, 2003	Increase or (decrease) [%]	For the year ended February 28, 2003
	[In millions of yen]			
Operating revenues	812,436	708,943	(12.7)	1,557,563
Operating income	10,778	3,604	(66.6)	15,573
Ordinary profit	9,128	5,135	(43.7)	14,528
Net income or (loss)	138,083	(3,038)	–	100,028
	[In yen]			
Net income or (loss) per share	357.58	(3.69)		194.55

Notes

(1) Numbers of shares average (preferred stock please refer to the page 5)

	Shares average of common stock
	[In thousands of shares]
As of August 31, 2003	422,628
As of August 31, 2002	356,817
As of February 28, 2003	382,328

(2) Accounting change : None

(3) Used formula of non-consolidated operations for the six months ended August 31, 2003

Net income per share

Net income for common stock／(Numbers of shares average of outstanding common stock for the six months ended August 31, 2003＋Number of shares converted from convertible participating share under if converted method)

(2) Dividends

	For the six months ended August 31, 2002	For the six months ended August 31, 2003	For the year ended February 28, 2003
			[In yen]
Interim dividends per share :	0.00	0.00	
Annual dividends per share including Interim dividends shown above :			0.00

(3) Financial condition

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
		[In millions of yen]	
Total assets	1,462,043	1,528,119	1,395,062
Shareholders' equity	127,459	90,035	88,461
Ratio of shareholders' equity to total assets	8.7%	5.9%	6.3%
		[In yen]	
Net worth per share	(262.11)	(335.90)	(339.61)

Notes

(1)Number of common shares outstanding (preferred stock please refer to the page 5)

	Common stock
	[In thousands of shares]
As of August 31, 2003	422,622
As of August 31, 2002	398,826
As of February 28, 2003	422,637

(2)Number of treasury shares

	Common stock
	[In thousands of shares]
As of August 31,2003	3,266
As of August 31,2002	3,061
As of February 28,2003	3,250

(3) Used formula of non-consolidated operations for the six months ended August 31, 2003

Net worth per share

Amount of shareholders' equity as of August 31,2003 for common stock／Number of issued shares of common stock at the six months ended August 31, 2003

2. Forecast of non-consolidated operations for the year ending February 29, 2004 :

	For the year ending February 29, 2004
	[In millions of yen]
Operating revenues	1,430,000
Ordinary profit	16,000
Net income	6,000
	[In yen]
Annual dividends per share	0.00
Year- end dividends per share	0.00
Net income per share	7.29

*As the above forecast is based on the information available as of the date of this announcement, actual result is subjected to the various factors in future.

Note

Used formula of forecast of non-consolidated operations for the year ending February 29, 2004

Expected net income per share

(Expected net income for common stock－Expected total amount of dividend payment for preferred stock)／Numbers of issued shares of common stock for the six months ended February 29, 2004＋Number of shares converted from convertible participating share under if converted method

※1 Number of issued outstanding shares average (non-consolidated)

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
			[In thousand of shares]
Common stock	356,817	422,628	382,328
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-C ① preferred stock	1,304	—	5,753
Class-C ② preferred stock	1,304	—	5,753
Class-D ① preferred stock	—	20,000	4,821
Class-D ② preferred stock	—	20,000	4,821
Class-E preferred stock	3,260	50,000	26,438
Class-F preferred stock	5,217	80,000	42,301
Class-G preferred stock	3,260	50,000	26,438

※2 Number of shares outstanding at the end of the period (non-consolidated)

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
			[In thousand of shares]
Common stock	398,826	422,622	422,637
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-C ① preferred stock	20,000	—	—
Class-C ② preferred stock	20,000	—	—
Class-D ① preferred stock	—	20,000	20,000
Class-D ② preferred stock	—	20,000	20,000
Class-E preferred stock	50,000	50,000	50,000
Class-F preferred stock	80,000	80,000	80,000
Class-G preferred stock	50,000	50,000	50,000

5. Consolidated business results (from March 1, 2003 to August 31, 2003)

(1) Business results

	For the six months ended August 31, 2002	For the six months ended August 31, 2003	Increase or (decrease) [%]	For the year ended February 28, 2003
				[In millions of yen]
Operating revenues	1,164,713	992,081	(14.8)	2,197,533
Operating income	20,550	22,699	10.5	40,773
Ordinary profit	5,719	12,518	118.9	12,786
Net income	140,494	2,302	(98.4)	135,387
				[In yen]
Net income per share	417.54	2.96		290.94
Diluted earnings per share	352.00	1.48		153.33

Notes

(1) Equity in net profit of affiliates:

	[In millions of yen]
For the year ended August 31,2003	594
For the year ended August 31,2002	439
For the year ended February 28,2003	497

(2) Numbers of shares average (consolidated)

Please refer to the page 9

(3) Used formula of consolidated operations for the six months ended August 31, 2003

Net income per share

Net income for common stock／(Number of shares average of outstanding common stock at the six months ended August 31, 2003＋Number of shares converted from convertible participating share under if converted method)

Diluted earnings per share

Net income for common stock／(Numbers of shares average of common stock at the six months ended August 31, 2003 + Number of dilutive shares)

＊Class A preferred stock and Class G preferred stock correspond to conversional participatory share.

(2)Financial condition

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
			[In millions of yen]
Total assets	2,513,345	2,258,075	2,278,225
Shareholders' equity	72,502	75,125	66,119
Ratio of shareholders' equity to total assets	2.9%	3.3%	2.9%
			[In yen]
Net worth per share	(456.46)	(415.08)	(440.67)

Notes

(1) Number of shares issued (Consolidated)

Please refer to the page 9

(2)Used formula of consolidated operations for the six months ended August 31, 2002

Net worth per share

Amount of shareholders' equity as of August 31,2003 for common stock／Number of issued shares of common stock at the six months ended August 31, 2003

(3)Statement of cash flows [Increase (Decrease) in cash]

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
			[In millions of yen]
Operating activities	61,435	23,079	47,514
Investing activities	6,503	(13,000)	14,150
Financing activities	(39,826)	(8,852)	(59,991)
Cash and cash equivalents at end of year	172,497	147,428	146,133

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2003	Increase	Decrease
Consolidated subsidiaries	105	–	4
Unconsolidated subsidiaries for using the equity method	–	–	–
Affiliates for using the equity method	14	–	–

6. Forecast of consolidated operations for the year ending February 29, 2004 :

	For the year ending February 29, 2004
	[In millions of yen]
Operating revenues	1,975,000
Ordinary profit	30,000
Net income	18,000
	[In yen]
Net income per share	23.13

*As the above forecast is based on the information available as of the date of this announcement, actual result may change affected by the various factors in future.

Note

Used formula of forecast of consolidated operations for the year ending February 29, 2004

Expected net income per share

(Expected net income for common stock－Expected total amount of dividend payment for preferred stock)／(Numbers of issued shares of common stock at the six months ended August 31, 2003＋Number of shares converted from convertible participating share under if converted method)

※1 Number of issued outstanding shares average (consolidated)

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
			[In thousand of shares]
Common stock	307,131	376,964	333,538
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-C ① preferred stock	1,304	—	5,753
Class-C ② preferred stock	1,304	—	5,753
Class-D ① preferred stock	—	20,000	4,821
Class-D ② preferred stock	—	20,000	4,821
Class-E preferred stock	3,260	50,000	26,438
Class-F preferred stock	5,217	80,000	42,301
Class-G preferred stock	3,260	50,000	26,438

※2 Number of shares outstanding at the end of the period (consolidated)

	As of August 31, 2002	As of August 31, 2003	As of February 28, 2003
			[In thousand of shares]
Common stock	349,418	377,935	376,421
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-C ① preferred stock	20,000	—	—
Class-C ② preferred stock	20,000	—	—
Class-D ① preferred stock	—	20,000	20,000
Class-D ② preferred stock	—	20,000	20,000
Class-E preferred stock	50,000	50,000	50,000
Class-F preferred stock	80,000	80,000	80,000
Class-G preferred stock	50,000	50,000	50,000